

August 2, 2011

<u>Via Facsimile</u>
Mr. Paul W. Boyd
Chief Financial Officer
Miller Energy Resources, Inc.
3651 Baker Highway
Huntsville, TN 37756

  Re: **Miller Energy Resources, Inc.**
    Item 4.02 Form 8-K
    Filed August 1, 2011
    File No. 001-34732

Dear Mr. Boyd:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.02 Form 8-K filed August 1, 2011</u>

1. We note you filed your Form 10-K for the fiscal year ended April 30, 2011 prior to your audit firm, KPMG LLP, completing its review of the annual report and issuing their independent accountants' report on the financial statements, as well as the consent to the use of their report filed as Exhibit 23.3.

  Your Form 10-K for the fiscal year ended April 30, 2011 should be amended immediately to identify the report as deficient. The audit report and consent should be removed from the filing and the columns of your financial statements should be labeled as "unaudited." A description of how you will remedy the deficiency should be provided (i.e., when KPMG LLP has completed its procedures, file an amendment to remove the references to the deficiency and to the financial statements as "unaudited"). In addition, please provide a more detailed explanation regarding the specific circumstances that led to filing your Form 10-K that included an audit report and consent from KPMG LLP prior to the completion of their review.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief